File No. 70-________
          Allegheny Energy Supply Company EWG Application

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

     Allegheny Energy, Inc.        Allegheny Energy Service Corporation
     10435 Downsville Pike         10435 Downsville Pike
     Hagerstown, MD  21740         Hagerstown, MD  21740

                Allegheny Energy Supply Company,LLC
                      R.R. 12, P.O. Box 1000
                        Roseytown, PA 15601
                   _____________________________

                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
                 Allegheny Energy Supply  Company
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

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                    TABLE OF CONTENTS                       Page


Item 1.  Description of the Proposed Transaction  . . . .  .  3

     A.   Summary . . . . . . . . . . . . . . . .  . . . . .  3

     B.   Background . . . . . . .  . . . . . . .  . . . . .  3

     C.   Discussion . . . . . . . . . . . . . . . . . . . .  4

     D.   Service Agreements . . . . . . . . . . .. . . . . . 4

Item 2.  Fees, Commissions and Expenses . . . . .  . . . . .  5

Item 3.  Applicable Statutory Provisions  . . . .  . . . ..   5

Item 4.  Regulatory Approvals . . . . . . . . . .  . . . . .  5

Item 5.  Procedure  . . . . . . . . . . . . . . .  . . . . .  5

Item 6.  Exhibits and Financial Statements   . . . . . . . .  5

     A.   Exhibits . . . . . . . .  . . . . . . . . . . . . . 5

     B.  Financial Statements . . . . . . . . . . . . . . . . 6

Item 7.  Information as to Environmental Effects  . . . . . . 6

Exhibit H . . . . . . . . . . . . . . . . . . . . . . . . . . 7

Item 1.        Description of Proposed Transactions

          A.   Summary

      Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and its wholly-owned service company subsidiary Allegheny Energy Service Corporation ("AESC"), along with Allegheny Energy Supply Company, LLC, a non-utility generating company subsidiary of Allegheny ("Allegheny Supply"), have filed an application - declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 13, 32 and 33 of the Act and Rules 44, 45, 53,
and 54.

     Now comes Allegheny Supply seeking authorization to organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries") to engage in Rule 58 activities within the United States and abroad and for the Exempt Subsidiaries to invest, directly or indirectly, in development activities with respect to
exempt   wholesale  generators  ("EWGs")   and   foreign   utility
companies ("FUCOs"). Allegheny Supply also seeks authorization to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs.<F1> Intermediate Companies would enhance the ability of Allegheny Supply to respond quickly to investment opportunities.

          B.   Background

          In File No. 70-9483, the Commission authorized the formation and financing of an electric generating company - Allegheny Supply.<F2> In a series of orders issued July 14, 1994, February 3, 1995, October 27, 1995, and October 9, 1996 (Holding Co. Act Release Nos. 26085, 26229, 26401, and 26590, respectively) Allegheny then d.b.a. Allegheny Power Systems, was authorized, among other things, to organize and finance Allegheny Ventures, Inc. ("Allegheny Ventures"), then d.b.a. AYP Capital, and to
engage   and   invest,  directly  or  indirectly,  in  development
activities with respect to: (i) qualifying cogeneration facilities
and   small  power  production  facilities  ("SPPs");  (ii)   non-
qualifying  cogeneration  facilities,  non-qualifying  SPPs,   and
independent power production facilities located within the service territories of Allegheny regulated companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business; (v) FUCOs; (vi) consulting, energy management, and demand-side management services.

               Since the issuance of the aforementioned orders, several events have occurred which now require Allegheny Supply and Allegheny to seek the aforementioned authorizations. Specifically, deregulation of generation and competition at the retail level is now a reality in Pennsylvania; is coming to Maryland on July 1, 2000; and thereafter is coming to Ohio, Virginia and West Virginia over the course of the next two years. In the face of deregulation Allegheny has: formed a generating company - Allegheny Supply;<F3> acquired West Virginia Power;<F4> moved
_______________________________
<F1> As defined in the Public Utility Holding Company Act of 1935, as amended ("Act") at sections 32 and 33, respectively.
<F2> See Holding Co. Act Release No. 27101 (November 12, 1999).
<F3> 3 Id.
<F4> See  Holding Co. Act Release No. 27121, Order Authorizing
     Retention of Assets(December 23, 1999).

to acquire Mountaineer Gas;<F5> and moved to transfer The Potomac Edison Company's ("Potomac Edison") generating assets to Allegheny Supply.<F6> To remain competitive the Allegheny system must have the flexibility to develop a diverse mix of generation assets and continue to grow and serve energy needs of both the customers within Allegheny's traditional service territory and develop and
serve   new  customers  inside  and  outside  traditional  service territory as opportunities arise.

          C.   Discussion

     Allegheny and Allegheny Supply seek authorization for the Intermediate Companies to issue and for Allegheny and Allegheny Supply to: (1) acquire securities; (2) guarantee the indebtedness or other obligations of one or more Exempt Subsidiaries; (3) assume the liabilities of one or more Exempt Subsidiaries; and (4) enter into guarantees, letters of credit, and reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Subsidiaries. Investments may be made from Allegheny to Allegheny Supply or to Intermediate Companies directly or indirectly. The investment by Allegheny or Allegheny Supply in the Exempt Subsidiaries may take the form of capital stock or shares, debt securities, trust certificates, capital contributions, open account advances and partnership interests or other equity or participation interests, bid bonds or other credit support to secure obligations incurred by Allegheny Supply and/or the Intermediate Companies in connection with the Exempt Subsidiaries investments or of Allegheny Supply's undertaking to contribute equity to Intermediate Companies.

     Allegheny and Allegheny Supply also seek authorization for the Intermediate Companies to issue equity securities and debt securities to persons other than Allegheny Supply or Allegheny
(and with respect to which there will be no recourse to Allegheny), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in EWGs and FUCOs. The aggregate limit on all credit support by Allegheny and Allegheny Supply will be up to the then available financing limit. Absent application and request and the Commission's grant of specific authority, investments in EWGs and FUCOs will not exceed the limits imposed under Rules 53 and 54.

          D.   Service Agreements

     The  Exempt Subsidiaries and Intermediate Companies will  not
have  paid  employees.    Services will be provided  by  personnel
employed by AESC, a wholly owned subsidiary of Allegheny, pursuant to service agreements. Under the service agreements, AESC will be reimbursed for the cost of services provided in accordance with Rules 90 and 91 of the Act. AESC will account for, allocate and charge its costs of these services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service
     Companies.  The time of AESC employees will be billed to  the
Exempt   Subsidiaries   and  Intermediate  Companies.,   Allegheny
Advantages, or the to-be-formed subsidiaries and paid by each on a monthly basis based upon time records. Allegheny Supply will
maintain   separate  financial  records  and  detailed  supporting
records.
_______________________________
<F5> See File No. 70-9625, Application of Monongahela Power Company
     to Acquire 100% of the Securities of Mountaineer Gas (filed Feb.
     4, 2000).
<F6> See  File No. 70-9627, Application of The Potomac Edison Company
     to Transfer  Assets  (filed Feb. 11, 2000).

Item 2.         Fees, Commissions, and Expenses

     Fees and expenses in the estimated amount of $_____ (to be filed by amendment) are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     This application is subject to Sections 6(a), 7, 9(a), 10, 32 and 33 of the Public Utility Holding Company Act of 1935, as amended, and rules 44, 45, 53, 54, and 58 under the Act.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWGs or FUCOs upon the registered holding company system if the provisions of Rule 53(a), (b) and
(c) are satisfied. At December 31, 1999, Allegheny's average consolidated retained earnings were approximately $897million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

Item 4.        Regulatory Approval

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.        Exhibits and Financial Statements

              (a)  Exhibits (to be filed by amendment)

               F    Opinion of Counsel (to be filed by amendment)
               H    Form of Notice -  filed May 25, 2000

          (b)  Financial Statements as of March 31, 2000

               FS-1 Allegheny Energy Supply Company, LLC. balance sheet, per books and pro forma - to be filed by amendment
               FS-2 Allegheny Energy Supply Company, LLC. statement of income and retained earnings, per books and pro forma - to be filed by amendment

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                             ALLEGHENY  ENERGY, INC.

                             \S\ THOMAS K. HENDERSON, ESQ.

                             Thomas K. Henderson, Esq.


                             ALLEGHENY ENERGY SERVICE CORPORATION

                             \S\ THOMAS K. HENDERSON, ESQ.

                             Thomas K. Henderson, Esq.


                             ALLEGHENY ENERGY SUPPLY COMPANY,LLC

                             \S\ THOMAS K. HENDERSON, ESQ.

                             Thomas K. Henderson, Esq.


Dated: May 25, 2000

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